January 4, 2006

VIA EDGAR AND HAND DELIVERY

Mr. Matt Franker

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington,	DC 20549

Re:	Goodman Global Holdings, Inc.

Amendment No. 2 to Registration Statement on Form S-4 (File No. 333-128462)

Dear Mr. Franker:

On behalf of our client, Goodman Global Holdings, Inc. (the “Registrant”), we are responding to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated December 22, 2005, with respect to the Registrant’s above-referenced Amendment No. 2 to Registration Statement on Form S-4 filed with the Commission on December 19, 2005 (the “Registration Statement”). Earlier today, the Registrant filed via EDGAR Amendment No. 3 to the Registration Statement (“Amendment No. 3”) revised to reflect changes prompted by your comments. Amendment No. 3 contains the various revisions described below. For your convenience, we are delivering a courtesy package, which includes five copies of Amendment No. 3, three of which have been marked to show changes from the Registration Statement.

The Staff’s comments are set forth below in bold, followed by the Registrant’s responses to each comment.

Certain Relationships and Related Party Transactions, page 68

1.	We note your response to comment 7. Although you view these costs to be similar to costs that would be incurred if you contracted with a third-party buy side advisor and the fee was reasonable in amount, your disclosures indicate the fee was paid to Apollo or a related entity under its common control. Paragraph A8 of SFAS No. 141 limits the capitalization of costs to “out-of-pocket” costs paid to outside consultants. Internal costs associated with a business combination (whether one-time costs or reoccurring in nature) should be expensed as incurred. Accordingly, please amend your filing to reflect these costs in your consolidated statement of operations.

Response: We respectfully disagree with the Staff’s position, as we believe there are additional factors the Staff should consider. SFAS 141 paragraph 24 states “that the cost of an acquired entity includes the direct costs of the business combination. Those direct costs include “out-of-pocket” or incremental costs directly related to a business combination, such as a finder’s fee and fees paid to outside consultants for accounting, legal, or engineering investigations or for appraisals. Internal costs associated with a business combination (whether one-time costs or recurring in nature) shall be expensed as incurred.”

SFAS 141 targets disallowing the capitalizing of internal costs that some corporations incur in maintaining an acquisition department or business development department. However, this is not the facts in our situation.

For Goodman, the entity charging the fee is a private equity group who served an investment banker role. This is a role they and other private equity groups frequently serve. The investors in Goodman, including the family, management and investors in the Apollo fund, were directly charged this fee and it is an out of pocket incremental cost directly related to acquiring Goodman. The outside investors account for a majority ownership in the company.

While the private equity group controls the acquired company, the example listed for common controlled entities in paragraph D11 of SFAS 141 are of consolidated entities in which the accounting basis does not change as a result of the transfer. Here, as is practice, the private equity group accounts for its investment in Goodman on a fair value basis. Accordingly, we believe that because the private equity group does not consolidate Goodman, the entities are not under common control, as would be contemplated by FAS 141, where entities under common control would not capitalize internal cost of one of the group members in a business combination.

While this has been a common practice for private equity transactions, we understand views and practice can change over time; however, we note that this would not seem the appropriate time given historical practice and the new business combination literature does not require the expensing of all transaction costs until years beginning after December 15, 2006.

As noted in our prior correspondence, Apollo performed substantive services in exchange for the fees. These services included negotiating the transaction with the Goodman Family (the Seller), raising the equity for the transaction and structuring and negotiating the bank financing arrangement. The outside investors agreed to this fee. Further, we evaluated the reasonableness of the fee in comparison to other companies and concluded they were reasonable. We understand with past registrants there has been an SEC issue as to some registrants not allocating the fee between equity and financing. In the Goodman transaction, we did allocate a portion of the fee to deferred financing.

We therefore respectfully request the SEC consider this information in determining whether the fee should expensed or included in determining the cost of the acquired company.

Exhibits

January 4, 2006

Exhibit 5.1 Opinion of Latham & Watkins

2.	We note the qualification in the opinion of Texas counsel that its “opinions and confirmations herein are based upon our consideration of only those statutes, rules and regulations which, in our experience, are normally applicable to underwritten private offerings of debt securities.” This statement is vague and inherently subjective. Please submit a revised opinion of Texas counsel that does not contain this qualification.

Response: Amendment No. 3 has been revised in response to the Staff’s comment.

3.	Please also delete the qualification in the last paragraph that “This letter may not be relied upon…by any other person…including any person…that acquires the Exchange Notes…without our prior written consent, which may be granted or withheld in our discretion.

Response: Amendment No. 3 has been revised in response to the Staff’s comment.

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We hope the foregoing answers are responsive to your comments and look forward to resolving any outstanding issues as quickly as possible. If you have any questions in connection with our responses to your comments, please feel free to call me at (212) 906-1229 or Ian Schuman of this office at (212) 906-1894.

Truly yours,

/s/ Jimmy Wang
Jimmy Wang of Latham & Watkins LLP

cc:	Ben Campbell

Ian Schuman

Greg Ezring